Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

January 23, 2013

Mr. Larry Spirgel Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	China Growth Equity Investment Ltd. Statement on Schedule 14A Filed January 8, 2013 File No. 001-35192

Dear Mr. Spirgel:

On behalf of our client, China Growth Equity Investment Ltd., a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated January 18, 2013 (the “Staff’s Letter”) regarding the Company’s above-referenced Proxy Statement on Schedule 14A (the “Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 8, 2013. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 3 to the Proxy Statement (the “Revised Proxy Statement”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Revised Proxy Statement that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Revised Proxy Statement.

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NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Mr. Larry Spirgel January 23, 2013 Page 2

General

Letter to Shareholders of China Growth Equity Investment Ltd.

1.	Please revise the disclosure with respect to proposal number 2 to remove the dollar signs when referencing the proposed increase in total authorized share capital.

Changes in response to the Staff’s Comment have been made in the Letter to Shareholders in the Revised Proxy Statement.

2.	We note you revised your disclosure throughout the proxy statement to indicate that you are now soliciting proxy materials for an “annual general meeting” of shareholders, rather than an “extraordinary meeting” of shareholders, as disclosed in prior amendments to the proxy statement. Please advise.

The Company respectfully advises the Staff that the meeting for which the Company is soliciting proxies has been changed from an “extraordinary general meeting” to an “annual general meeting” in accordance with Nasdaq listing requirements. The Company received a delisting notice from Nasdaq on January 2, 2013, which is described on page 1 of the Revised Proxy Statement.

Questions and Answers, page 1

Are CDGC’s shareholders required to approve the merger?, page 2

3.	We note your response to comment 10 in our letter dated December 28, 2012. Please explain the significance of CDGC receiving certain consents and approvals to facilitate the merger from its non-voting Class A Preferred shares. Disclose the percentage of total shares outstanding the non-voting Class A Preferred shareholders represent.

In response to the Staff’s comment, the Company respectfully advises the Staff that Class A preferred shareholders representing more than 60% of CDGC’s outstanding Class A preferred shares consented to amendments to CDGC’s Memorandum an Articles of Association.  The amendments extended CDGC’s redemption and payment obligations with respect to its Class A preferred shares, which relieved timing pressure associated with merging with a listed U.S. company or otherwise listing on a U.S. stock exchange.  In addition, the amendments clarified the definition of “Liquidation Event” such that it would not include a merger or other significant transaction in which CDGC’s shareholders continue to own a majority of the outstanding shares of the surviving entity, even if that ownership is indirect.  This adds certainty when using a deal structure such as the contemplated merger where CDGC’s current shareholders would cease to be direct shareholders of CDGC but would become shareholders of the Company which would wholly own CDGC.

Mr. Larry Spirgel January 23, 2013 Page 3

The Company included the referenced disclosure because the Staff’s prior Comment 10 in its letter dated December 28, 2012 related to whether and when any of CDGC’s “shareholders” need to approve the merger, appeared to reference any type of approval by any class of CDGCs’ shareholders. While CDGC’s Class A preferred shares are non-voting and do not need to specifically approve the merger, the Company believes that disclosure of other approvals bearing on the merger provides useful context. In response to the Staff’s new comment, the Company has revised the referenced disclosure to indicate that CDGC’s non-voting Class A preferred shares represent approximately 16% of CDGC’s outstanding ordinary shares on an as-converted basis and that, although Class A preferred shareholder approval is not required for the merger, CDGC has obtained certain consents and approvals from its non-voting Class A Preferred shareholders that would facilitate the merger.

Changes in response to the Staff’s Comment have been made to page 2 of the Revised Proxy Statement.

Q: What is the US dollar value of the entirety of the outstanding obligations of CDGC and Pingtan Fishing and their respective affiliates?, page 2

4.	With respect to your related party disclosure supplementally provided in response to comment 12 in our letter dated December 28, 2012, and also included on page 167, please briefly describe the business purpose of the loans made to related parties by Pingtan Fishing. We note that as of September 30, 2012, approximately $97.7 million were due from related parties to Pingtan Fishing with respect to loan transactions. Please disclose whether you have definitive agreements in place that govern these loans. We note the loan balances are not collateralized, carry no interest and do not have specific repayment terms. Thus, please provide appropriate risk factor disclosure addressing the certain risks associated with having such a large number of related party loan transactions that are not collateralized, carry no interest and do not have specific repayment terms. Further, please specifically disclose in this Q&A the $97.7 million that is due in related party loans to Pingtan Fishing as of September 30, 2012. Please note the fact that these loans are not collateralized, carry no interest and do not have specific repayment terms in this Q&A as well.

Mr. Larry Spirgel January 23, 2013 Page 4

The chart below shows the business purpose of each related party loan to Pingtan Fishing as of September 30, 2012, disclosed on page 167 of the Proxy Statement:

Related party	Relationship	Amount as of September 30, 2012	Business purposes of the loan
Fujian Yihai Investment Co., Ltd.	An affiliate company majority owned by Longjie Zhuo, sibling of Xinrong Zhuo	$23,066,761	To support the operations of the related company	(i)

Panxing Zhuo	Father of Xinrong Zhuo	19,814,693	To meet the funding needs of the related party	(ii)

Xiaomei Yang	An employee of the company and niece of Xinrong Zhuo	10,675,075	To meet the funding needs of the related party	(ii)

Mr. Larry Spirgel January 23, 2013 Page 5

Fuzhou Haoyouli Fisheries Development Co., Ltd.	An affiliate company to which the company acted as trustee equity owner. Haoyouli is ultimately owned and controlled by Sunqiang Zhou	10,357,652	To support the operations of the related company	(i)

China Communication Materials Central and South Co., Ltd.	An affiliate company majority-owned by Lutong Highway	6,884,001	To support the operations of the related company	(i)

Fujian Honglong Ocean Fishery Company Limited	An affiliate company majority owned and controlled by Ping Lin, spouse of Xinrong Zhuo	5,661,371	To support the operations of the related company	(i)

Xiaofang Zhuo	A Family Member	4,810,204	To meet the funding needs of the related party	(ii)

Fuzhou Haifeng Dafu Ocean Fishing Co., Ltd	An affiliate company owned by Longfei Zhuo and Honghong Zhuo	2,695,521	To support the operations of the related company	(i)

Fuzhou Wanhao Real Estate Property Investment Co., Ltd.	An affiliate company majority-owned and controlled by Qing Lin	2,563,697	To support the operations of the related company	(i)

Fujian Lutong Highway Engineering Construction Co., Ltd	An affiliate company majority owned by Xiaojie Wu, brother-in-law of Xinrong Zhuo	2,157,620	To support the operations of the related company	(i)

Fujian Gangjun ConstructionCo., Ltd.	An affiliate company ultimately controlled by Xinrong Zhuo	1,824,498	To support the operations of the related company	(i)

Honghong Zhuo	Daughter of Xinrong Zhuo	1,644,564	To meet the funding needs of the related party	(ii)

Fujian Haiyi International Shipping Agency Co., Ltd.	An affiliate company to which the company acted as a trustee equity owner. Haiyi International is ultimately majority owned and controlled by Sunqiang Zhou, brother-in-law of Xinrong Zhuo	242,717	To support the operations of the related company	(i)

Fujian International Trading and Transportation Co., Ltd.	An affiliate company to which the company acted as a trustee equity owner. Haiyi International is ultimately majority owned and controlled by Sunqiang Zhou, brother-in-law of Xinrong Zhuo	142,428	To support the operations of the related company	(i)

Qing Lin	Brother-in-law of Xinrong Zhuo	100,689	To meet the funding needs of the related party	(ii)

Mr. Larry Spirgel January 23, 2013 Page 6

	In August 2012, the Company and Beneficiaries of the three entities agreed to terminate Trust Agreements and ceased to be the standing stockholder of the entities. As of September 30, 2012, these balances were still outstanding from respective beneficiaries and designated individuals.	4,057,604	The balance used to be nominal capital contributions as the company was the standing stockholder of the entities according to Trust Agreements. Since August 2012, with the termination of Trust Agreements, the balance turned to be outstanding from respective beneficiaries and designated individuals.	(iii)(vi)

Haoyouli Beneficiary

Xinnong Beneficiary		598,196		(iv)(vi)

Haiyi International Beneficiaries		403,545		(v)(vi)

		$97,700,836

(i) Represents amounts due from companies controlled by Xinrong Zhuo’s family. Historically, Pingtan Fishing shared its liquidity management with related parties controlled by the same group of stockholders to efficiently use cash and financing resources. When the related companies were in need of working capital to support their operations, Pingtan Fishing lent funds to them according to an arrangement by Mr Xinrong Zhuo.

(ii) Represents amounts due from family members. The family members borrowed a certain amount of money from Pingtan Fishing for their personal use.

(iii) Represents amounts due from Haoyouli. In accordance with a Trust Agreement between Pingtan Fishing and the equity owner of Haoyouli (“Haoyouli Beneficiary”), Pingtan Fishing was entrusted to be a standing equity owner of Haoyouli on behalf of Haoyouli Beneficiary. The term of the Trust Agreement expires upon the date when the Haoyouli Beneficiary requests Pingtan Fishing to return the entrusted interests. During the term of the Trust Agreement, the Haoyouli Beneficiary has 100% voting rights and controls all aspects of Haoyouli’s day-to-day operations. As a result, the amount is accounted for as a loan to Haoyouli.

(iv) Represents amounts due from Xinnong. In accordance with a Trust Agreement between Pingtan Fishing and the equity owner of Xinnong (“Xinnong Beneficiary”), Pingtan Fishing was entrusted to be a standing equity owner of Xinnong on behalf of Xinnong Beneficiary. The term of the Trust Agreement expires upon the date when the Xinnong Beneficiary requests Pingtan Fishing to return the entrusted interests. During the term of the Trust Agreement, the Xinnong Beneficiary has 100% voting rights and controls all aspects of Xinnong’s day-to-day operations. As a result, the amount is accounted for as a loan to Xinnong.

(v) Represents amounts due from Haiyi International. In accordance with a Trust Agreement between Pingtan Fishing and the equity owners of Haiyi International (“Haiyi International Beneficiaries”), Pingtan Fishing was entrusted to be a standing equity owner of Haiyi International on behalf of Haiyi International Beneficiaries. The term of the Trust Agreement expires upon the date when the Haiyi International Beneficiaries request Pingtan Fishing to return the entrusted interests. During the term of the Trust Agreement, the Haiyi International Beneficiaries have 100% voting rights and control all aspects of Haiyi International’s day-to-day operations. As a result, the amount is accounted for as a loan to Haiyi International.

Mr. Larry Spirgel January 23, 2013 Page 7

(vi) In August 2012, Pingtan Fishing and Haoyouli Beneficiary, Xinnong Beneficiary and Haiyi International Beneficiaries agreed to terminate the respective Trust Agreements. Immediately following the termination of these Trust Agreements, Pingtan Fishing returned the entrusted interests in Haoyouli, Xinnong and Haiyi International (previously accounted for as loans to Haoyouli, Xinnong and Haiyi International, respectively) to respective beneficiaries and their designated individuals. As a result, Pingtan Fishing ceased to be the standing stockholder of the entities. As of September 30, 2012, these balances were still outstanding from respective beneficiaries and designated individuals.

Pingtan Fishing has no definitive agreements in place to govern the terms of the loans to related parties.

Changes in response to the Staff’s Comment have been made to pages 2, 54 and 167 of the Revised Proxy Statement.

5.	We note your response to comment 13 in our letter dated December 28, 2012. Please revise your disclosure to discuss the following:

•	As noted in comment 13 in our letter dated December 28, 2012, please explain the benefit to Pingtan Fishing of pledging its fishing vessels as collateral for a loan to a competing company. We note your disclosure on page 2 that the pledges make strategic sense since Pingtan Fishing shares its liquidity management with related parties controlled by the same group of stockholders. However, these pledge agreements appear to have no beneficial purpose or impact for Pingtan Fishing itself and appear to only present the risk that Pingtan Fishing could lose its fishing vessels if Hong Long were to default on the loans. Finally, please provide appropriate risk factor disclosure addressing this risk.
•	Provide the basis for your statement that Hong Long is “one of the largest fishing companies in Fujian Province and its operational results in the past years have been ‘excellent.’“
•	Provide the basis for your statement that Hong Long’s credit record is “good.”

Changes in response to the Staff’s Comment have been made to pages 2 and 54 of the Revised Proxy Statement.

Mr. Larry Spirgel January 23, 2013 Page 8

Q: Do CGEI shareholders have redemption rights?, page 6

6.	We note your response to comment 15 in our letter dated December 28, 2012. However, please revise your disclosure to clarify that shares will only be redeemed if the business combination is consummated; otherwise, those who elected to redeem would only receive a portion of the trust account upon liquidation, which is likely to be less than they would receive if their shares would be redeemed.

Changes in response to the Staff’s Comment have been made to page 6 of the Revised Proxy Statement.

Summary, page 9

The Proposed Business Combination, page 10

7.	Please revise your disclosure on page 10 to reflect that Fujian Wang Gang was the PRC subsidiary of CDGC, rather than CGEI, and received payments from Fujian Service during the periods discussed.

Changes in response to the Staff’s Comment have been made to page 10 of the Revised Proxy Statement.

8.	We note your response to comment 17 in our letter dated December 28, 2012. Please revise your disclosure to explain the statement on page 10 that “These funds, therefore were in RMB and was omitted within the PRC.”

Changes in response to the Staff’s Comment have been made to page 10 of the Revised Proxy Statement.

Total CGEI Shares to be Issued, page 11

9.	Please disclose in this section the number and approximate percentage of outstanding ordinary shares Mr. Zhou will beneficially own of CGEI following the proposed business combination. We note your disclosure on page 188.

Changes in response to the Staff’s Comment have been made to page 11 of the Revised Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 94

Mr. Larry Spirgel January 23, 2013 Page 9

Liquidity and Capital Resources, page 101

10.	We note your response to comment 34 in our letter dated December 28, 2012. However, it appears that this disclosure is not included in the filing. Please provide disclosure in your filing similar to your response to our prior comment 34 from our letter dated December 28, 2012, or tell us where that disclosure is presented.

Changes in response to the Staff’s Comment have been made to page 101 of the Revised Proxy Statement.

11.	We note your response to comment 35 in our letter dated December 28, 2012, and your new disclosure on page 102. However it appears that you have disclosed the amounts owed by the WFOE to the VIE, not what the VIE owes the WFOE. Please disclose the amount owed by the VIE under the VIE agreements to the WFOE.

Changes in response to the Staff’s Comment have been made to page 102 of the Revised Proxy Statement.

Liquidity and Capital Resources, page 144

Total Obligations, page 149

12.	We refer to your disclosure of obligations of Pingtan Fishing as of September 30, 2012. In addition to this disclosure, please disclose which obligations remain outstanding as of your current amendment date. It should be noted that many of these obligations were due prior to the current amendment date.

The below chart sets forth which of Pingtan Fishing’s total obligations as of September 30, 2012, as disclosed on page 149 of the Proxy Statement, were still outstanding as of January 21, 2013:

(i) Other payable and accrued fee to the third parties	Amount as of September 30, 2012	Timetable	Outstanding amount as of January 21, 2013 (Unaudited)
Payable to Huanghai Ship Building Co., Ltd.	$7,437,886	Due in the next three months	(Already settled)

Mr. Larry Spirgel January 23, 2013 Page 10

Accrued salaries and wages	963,561	Due in the next month	(Already settled)
Accrued professional fees	241,522	Due in the next three months	(Already settled)
Others	208,528	Due in the next three months	(Already settled)
	$8,851,497		$0

(ii) Accounts payable to related parties
	Amount as of September 30, 2012	Timetable	Outstanding amount as of January 21, 2013 (Unaudited)
Avona	$6,163,051	Due in the next month	3,551,875
Hong Long	2,290,649	Due in the next month	(Already settled)
Haifeng Dafu	215,383	Due in the next month	(Already settled)
	$8,669,083		$3,551,875

(iii) Accounts payable to non-related parties
	Amount as of September 30, 2012	Timetable	Outstanding amount as of January 21, 2013 (unaudited)
Fuzhou Foreign Service etc.,	$2,607,831	Due in the next three months	97,672

(iv) Due to related parties	Amount as of September 30, 2012	Timetable	Outstanding amount as of January 21, 2013 (Unaudited)
Xinnong	$18,199,082	Due in less than 6 months	18,199,082
Fuzhou DongxingLongju Real Estate Co., Ltd.	5,586,327	Due in less than 6 months	446,863
Cheng Chen	1,772,432	Due in less than 6 months	1,772,432
Longfei Zhuo	1,600,481	Due in less than 6 months	1,600,481
Fuzhou Hairong Trading Co., Ltd.	791,264	Due in less than 6 months	791,264
Pingtan Heshun Fuel Co., Ltd.	759,615	Due in less than 6 months	764,828
	$28,709,201		$23,574,950

Mr. Larry Spirgel January 23, 2013 Page 11

(v) Short-term loans
	Amount as of September 30, 2012	The status as of January 21, 2013
Short-term loan from Industrial & Commercial Bank of China Limited, Fuzhou Dongjiekou Branch (“ICBC Dongjiekou”), principal amount RMB45,000,000, due November 28, 2012, fixed interest rate at 6.7100% per annum, collateralized byan account receivable from a related party Fujian Xinnong Ocean Fisheries Development Co., Ltd. (“Xinnong”) of approximately $8,900,000 (RMB56,481,000), which has been fully repaid byXinnong prior to September 30, 2012	$7,121,380	(Already repaid)
Short-term loan from ICBC Dongjiekou, principal amount RMB21,500,000 in total, due January 17, 2013, fixed interest rate 6.1600%per annum, collateralized by account receivable from a related party Fuzhou Haifeng Dafu Ocean Fishing Co., Ltd. (“Haifeng Dafu”). Haifeng Dafu has early repaid account receivable amount in full prior to September 30, 2012	3,402,437	(Already repaid)

Short-term loans from Fujian Haixia Bank Limited, Fuzhou Hualin Branch (“Haixia Hualin”), principal amount RMB45,000,000, due March 30, 2013, fixed interest rate at 9.1840% per annum, guaranteed by Xinrong Zhuo, the controlling person of the Company	7,121,380	7,181,730

Short-term loans from ICBC Dongjiekou, principal amount US$4,838,914, due in installments through December 21, 2012, fixed interest rates from 1.6788% to 2.6480% per annum	4,838,914	(Already repaid)

Mr. Larry Spirgel January 23, 2013 Page 12

Short-term loans from China Minsheng Banking Corp., Ltd. Fuzhou Branch, principal amount RMB93,000,000, due in installments through January 2, 2013, fixed interest rate from 5.4178% to 5.5686% per annum, collateralized by the Company’s banker acceptances with the aggregate carrying amount of approximately $14,700,000	14,717,519	(Already repaid)

	$37,201,630	$7,181,730

(vi) Long-term loans

Long-term loans from Haixia Hualin, principle amount RMB35,000,000, due in installments through April 25, 2015, interest rate at 9.3400% per annum, guaranteed by Xinrong Zhuo (“Haixia Long-term Loans”)	$5,538,851	4,787,820

Long-term loans from China Minsheng Banking Corp., Ltd. Fuzhou Branch, principal amount RMB133,000,000, due in installments through March 16, 2015, interest rate at 7.7406% per annum, collateralized bythe Company’s fishing vessels and guaranteed by Xinrong Zhuo (“Minsheng Long-term Loans”)	21,047,634	20,164,701
	$26,586,485	$24,952,521

Changes in response to the Staff’s Comment have been made to page 149 of the Revised Proxy Statement.

The Business Combination, page 161

Background of the Business Combination, page 162

13.	We note your response to comment 42 in our letter dated December 28, 2012. For example, you state that a comparable companies analysis is normally the preferred method of valuation of targets. In addition, you state that comparable trading data and expected financial performance are the methods many public investors use to evaluate companies in the industries in which both CDGC and Pingtan Fishing operate. However, we note that in order to determine the value of Pingtan Fishing, CGEI performed a discounted cash flow analysis by using Pingtan Fishing’s financial projections provided by Pingtan Fishing’s management that related to Pingtan Fishing’s projected revenue and net income from 2012 through 2015. Thus, please explain how and why CGEI determined to use two separate valuation analyses for CDGC and Pingtan Fishing. Please include this disclosure within the proxy statement itself so investors can better understand the valuation analysis related to each CDGC and Pingtan Fishing.

Mr. Larry Spirgel January 23, 2013 Page 13

In response to the Staff’s comment, the Company respectfully advises the Staff that, in considering the value of Pingtan Fishing, the board of directors of the Company looked at publicly traded companies in the fishing industry. Pingtan Fishing’s growth rates in revenue and net income, EBITDA and net margins were among the highest in a group of publicly traded fishing companies that the board of directors of the Company considered. In the opinion of the board of directors of the Company, none of the publicly traded fishing companies had growth prospects similar to Pingtan Fishing. Furthermore, Pingtan Fishing was projected to continue to grow at a high rate since it had expanded its fishing fleet in 2012 and it expected to continue to add to its fleet in 2013 and 2014, which enhanced its growth prospects. Given the relatively small size of Pingtan Fishing, this expansion was expected to result in growth characteristics which other publicly traded fishing companies were not expected to exhibit. As a result, the board of directors of the Company determined to use a discounted cash flow model which is often used to analyze the value of growing companies. This approach resulted in a valuation for Pingtan Fishing which supported the view of the board of directors of the Company as to the value of the acquisition.

In contrast to Pingtan Fishing, CGEI’s board determined that publicly traded companies in the dredging industry provided a reasonable group of comparable companies to use in determining the valuation of CDGC.

Changes in response to the Staff’s Comment have been made to page 162 of the Revised Proxy Statement.

Related Party Transactions, page 167

14.	Please explain your disclosure that Xinrong Zhou has “arranged” the repayment of 70% of the net amount resulting from the amounts due from the Pingtan Fishing related parties. In addition, please explain the disclosure that Mr. Zhou “shall agree in writing to arrange the repayment” of the remaining 30% of such related party due amounts. We note your disclosure on page 167 that the net due from related parties as of September 30, 2012 is approximately $74,857,908.

Mr. Larry Spirgel January 23, 2013 Page 14

In response to the Staff’s comment, the Company respectfully advises the Staff that pursuant to the terms of the Pingtan Fishing share purchase agreement, the applicable related party of Pingtan Fishing and the controlling shareholder, Xinrong Zhuo, has guaranteed to repay seventy percent (70%) of the net amount resulting if the “Amount Due From Related Parties” line item is off-set against the “Amount Due To Related Parties” line item (the “Funds of Related Party”), both contained in Pingtan Fishing’s unaudited balance sheet as of September 30, 2012. Thirty percent (30%) of the Funds of Related Party should be repaid on or prior to the first anniversary of the consummation of the Pingtan Fishing share purchase. Further, if the applicable related party does not fully pay the Funds of Related Party, Xinrong Zhuo, the controlling shareholder of Pingtan Fishing, will pay the outstanding amount.

The net amount resulting if the “Amount Due From Related Parties” line item, $97,700,836, is off-set against the “Amount Due To Related Parties” line item, $28,709,201, (the “Funds of Related Party”), both contained in Pingtan Fishing’s unaudited balance sheet as of September 30, 2012 was $68,991,635, according to the terms of the Pingtan Fishing share purchase agreement. Consequently, $ 48,294,144 will be repaid upon consummation of the Pingtan Fishing share purchase. The applicable related parties of Pingtan Fishing already started to repay the loans. As of December 31, 2012, $13,557,200 had been repaid by the applicable related parties, leaving $34,736,944 to be repaid upon the consummation of the Pingtan Fishing share purchase. The applicable related parties will continue to repay the remaining funds with cash.

If such $34,736,944 is not fully repaid upon the consummation of the Pingtan Fishing share purchase, CGEI has suggested that the outstanding amount can be repaid with fishing vessels from Hong Long instead of cash, since Hong Long’s fishing vessels have licenses and will help Pingtan Fishing increase its operations in the short term. Additional fishing vessels with licenses will enable Pingtan Fishing to increase its harvest volume, revenue and net income rapidly. Pingtan Fishing’s controlling shareholder, Xinrong Zhuo accepted this plan and has agreed to repay any remaining funds with fishing vessels from Hong Long, if such remaining funds are not repaid with cash upon the consummation of the Pingtan Fishing share purchase. The fair value of such fishing vessels will be determined by an independent appraisal company hired by the independent directors of the board of directors of the Company. The repayment using fishing vessels from Hong Long is expected to be finished within 60 days of the consummation of the Pingtan Fishing share purchase.

As to the remaining 30% of the outstanding amount, Xinrong Zhuo will provide a written guarantee prior to the consummation of the Pingtan Fishing share purchase to guarantee that the applicable related party of Pingtan Fishing will repay such amounts on or prior to the first anniversary of the consummation of the Pingtan Fishing share purchase. If such amount is not fully repaid on time, Xinrong Zhuo will pay the outstanding amount.

Mr. Larry Spirgel January 23, 2013 Page 15

Changes in response to the Staff’s Comment have been made to page 167 of the Revised Proxy Statement.

China Dredging Group Co., Ltd. and Subsidiaries

20. Subsequent Events, page F-85

(a) BT project in Kemen Industrial Zone of Lianjiang County, Fujian Province, page F-85

15.	We note your response to comment 50 in our letter dated December 28, 2012 and your new disclosure which states, “A deposit of $66 million (RMB416.5 million) during the fourth quarter of 2012 has been placed as CDGC’s portion of the share capital to form a company with China Gezhouba. The formation of this new company is yet to be completed.” However, in addition to your deposit already in place, please disclose the dollar value of your future capital commitment or your estimate of future capital commitments as it relates to this project. Also, disclose how you plan to account for this transaction in the future.

Changes in response to the Staff’s Comment have been made to pages 105 and F-85 of the Revised Proxy Statement.

Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd.

Note 11 - Related Party Transactions and Balances, page F-125

16.	We note your response to comment 53 from our letter dated December 28, 2012. However, we are unclear as to why these transactions are accounted for as loans. Please advise in detail, referring to your basis in accounting literature.

In response to the Staff’s comment, the Company respectfully advises the Staff that the amounts advanced by Pingtan Fishing to respective beneficiary owners of Xinnong, Haiyi International and Haoyouli represents funds provided for their working capital purposes. They are not collateralized, carry no interest and do not have specific repayment terms. In accordance with FASB ASC 310, they meet the definition of financing receivable and are accounted as “due from related parties”.

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Mr. Larry Spirgel January 23, 2013 Page 16

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad
Reed Smith LLP